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18006369

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SEC Mail Processing Section
MAR 05 2018
Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 08707

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dorn & Co., Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

216 East Washington Ave
(No. and Street)

Fergus Falls (City) MN (State) 56537 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Dorn 218-739-5236
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EB.

OATH OR AFFIRMATION

I, Matthew Dorn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dorn & Co., Inc., as of February 27, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SVP, COO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of Minnesota
County of Hennepin
Subscribed and sworn to (or affirmed) before me on this 27th day of February, 2018 by Matthew Dorn proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

LUANNE J. LUNDGREN
Notary Public-Minnesota
My Commission Expires Jan 31, 2020

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Dorn & Co., Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Dorn & Co., Inc. (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2015.
Chicago, Illinois
February 27, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

DORN & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

		2017
ASSETS		
Cash and Cash Equivalents	$	310,582
Receivable from Broker - Dealers and Clearing Organizations		138,723
Note Receivable - Stockholder		7,510
Prepaid Expenses		5,656
Office Equipment and Leasehold Improvements at Cost, Less Accumulated Depreciation and Amortization of $576,619		9,786
Investment in Antique Personal Property		51,630
Restricted Deposit with Clearing Organization		25,000
TOTAL ASSETS	$	548,887
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts Payable	$	31,832
Accrued Expenses		82,861
Total Liabilities		114,693
STOCKHOLDERS' EQUITY		
Common Stock		
Par Value $10		
Authorized - 25,000 Shares		
Issued and Outstanding - 6,000 Shares		60,000
Retained Earnings		374,194
Total Stockholders' Equity		434,194
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	548,887

See accompanying Notes to Financial Statements.

DORN & CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

NOTE 1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Dorn & Co., Inc.'s (the Company) business activities consist primarily of the purchase and sale of stocks, bonds and mutual funds on its own behalf and as broker or agent for others. The Company has a Principal's license to operate principally in the states of Minnesota, North Dakota and South Dakota. The Company is a registered insurance agent in the State of Minnesota. Records are maintained on the accrual basis whereby revenues are recognized as they are earned and expenses are reported as they are incurred. Security-related transactions are recorded on the basis of trade dates.

Securities Clearing

The Company conducts business as a registered broker-dealer on a fully-disclosed basis through RBC Correspondent Services (RBC CS), a division of RBC Capital Markets, LLC member of NYSE/FINRA/SIPC.

Securities Insurance

Securities held in custody by RBC CS (the Company's clearing firm) are protected up to a total of $99,500,000 per account. Of this total, Securities Investor Protection Corporation (SIPC) provides $500,000, of which $250,000 may be in cash. The remaining $99,000,000 of coverage on securities only is provided by DCS through a commercial insurer. Investment Access and RBC Dain Retirement accounts are protected up to a total of $400,000,000. The account protection applies when a SIPC member firm fails financially and is unable to meet obligations to securities customers, but it does not protect against losses from the rise and fall in market value of investments, which approximates cost.

Trading Securities and Deposits

The Company maintains a deposit at RBC CS in the amount of $193,549 for the year ended December 31, 2017 which is used to purchase Trading Securities. For the year ended December 31, 2017, the Company had no inventoried trading securities. The funds are invested in a money market account and classified as a trading deposit. Trading securities are valued at quoted market values.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation to date. Depreciation is computed by the straight line method using estimated useful lives of 3 to 39 years.

Investments

The Company's investment in antique personal property is valued at cost. Market value is not available for these assets, however management believes them to have retained their value or appreciated. Accordingly, management believes that there is no impairment to the value of these assets.

NOTE 1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

For purposes of the statement of cash flows the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash flows from purchase and sales of debt and equity securities carried in the trading account are classified as operating activities. Customer and broker accounts and short-term borrowings have original maturities of three months or less are reported at net. Cash and cash equivalents total $310,693. This is made up of $117,033 in bank deposits and $193,549 in trading deposits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company utilizes an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Company adopted the income tax standard for uncertain tax positions. As a result of the implementation, the Company evaluated its tax positions and determined it has no uncertain tax positions as of December 31, 2017. The Company's income tax returns are subject to review and examination by federal and state authorities, which includes tax returns for the years 2013 to 2016. However, due to the Company's net operating loss carryforward position, the federal statute of limitations is effectively open back to the tax year ended December 31, 2003, the earliest tax year available for the loss carryforward.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising

Advertising costs are expenses as incurred.

NOTE 1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Trade Receivables

Trade receivables (Broker and Dealers – Open Transactions and Trading Receivable) are recorded and recognized on the books based upon information presented to the Company by third party entities from whom the receivable is due. No allowance is deemed to be necessary as it has been the experience of the Company that the full amount is collected and usually received within 30 days.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were available to be issued.

NOTE 2 RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2017, consist of the following:

	2017
Fees and Commissions Receivable	$ 20,930
Receivable from Clearing Organization	117,793
Total	$ 138,723

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 3 NOTE RECEIVABLE – STOCKHOLDER

Notes receivable stockholder are due on demand. The receivable in unsecured. Collection is fully expected and accordingly, no allowance has been provided.

NOTE 4 BUSINESS LINK RESERVE ACCOUNT

The Company has an unsecured overdraft protection account with Bank of the West of Fergus Falls in the amount of $25,000 and is guaranteed by the stockholder. As of December 31, 2017 $-0- was outstanding. The interest rate on the loan is the Prime rate plus 6% at the time of the advance.

NOTE 5 PROFIT SHARING TRUST FUND

The Company has adopted a non-contributory profit sharing plan covering all full-time employees with one or more years of service, to which it has been paying a cash amount approximating 12 percent of the eligible salaries of those employees who have fulfilled the length of service agreement.

NOTE 6 NET CAPITAL REQUIREMENTS

Although the Company is an introducing broker dealer, under the terms of the FINRA membership agreement the Company is required to maintain minimum net capital of $250,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1. At December 31, 2017, aggregate indebtedness and net capital were $114,693 and $359,612 respectively, a ratio of 3.19:1.

NOTE 7 LEASE AGREEMENTS

The Company entered into a short-term lease agreement for the office located in Minnetonka, MN. The lease expires April 30, 2018.

As of July 1, 2007, the Company entered into a long-term (10-year) lease agreement for the office space it occupied. The agreement calls for an annual review of lease payment amounts for possible adjustments to current market conditions. Under the terms of the agreement, the lease may be terminated early by the Company or building owner. Effective January 1, 2016, the lease agreement was extended through 2025.

Future minimum lease payments under the agreement, at December 31, 2017 are as follows:

Year	Amount
2018	107,120
2019	102,000
2020	102,000
2021	102,000
2022	102,000
Thereafter	306,000
	$ 821,120

NOTE 8 RELATED-PARTY TRANSACTIONS

The Company maintains its offices in a building owned by its sole shareholder.

NOTE 9 CREDIT RISK

Amounts on deposit in the corporation bank account frequently exceeded the FDIC coverage for depositors. This results in a credit risk. Amounts on deposit with RBC CS are covered by Securities Investor Protection Corporation (SIPC) as disclosed in Note 1, Securities Insurance.

Other financial instruments subject to off-balance-sheet credit risk include accounts receivable and trading and investment securities. The Company does not require collateral or other security to support receivables. At December 31, 2017, the Company had accounts receivable from broker/dealer open transactions of $117,793.

The value of trading and investment securities is based on market values of the specific issues and thus subject to market fluctuations.

DORN & CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

NOTE 10 RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ending December 31, 2017. Based upon this review, the Company has implemented the pronouncements that require adoption (if any). They have also concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

DORN & CO., INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2017

DORN & CO., INC.
TABLE OF CONTENTS
YEAR ENDED DECEMBER 31, 2017